

May 9, 2019

Walter A. Baker
Executive Vice President, General Counsel, and Secretary
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 475
Houston, TX 77046

>   **Re: Sunnova Energy International Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 12, 2019**
>   **CIK 0001772695**

Dear Mr. Baker:

   We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 12, 2019

Prospectus Summary, page 1

1.   Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information. In this regard, we note that you have only included a cross-reference to risk factors.

2.   Please revise to include a chart that summarizes your organizational structure and equity ownership prior to the consummation of the offering.

Summary Consolidated Financial Data, page 12

3.   In regard to your disclosure related to the non-GAAP measure Adjusted EBITDA, please address the following:

- We note you use Adjusted EBITDA as a performance measure; however, in your discussion of the uses and limitations of this measure, you appear to highlight and refer to cash, cash requirements, ability to service debt, and ability to generate cash flows to make distributions. Please revise your disclosure to address the uses and limitations of this measure as a performance measure. If you believe Adjusted EBITDA may also be a liquidity measure, please revise your disclosure to also reconcile it to the most directly comparable GAAP liquidity measure - Cash used in operating activities, and ensure it complies with the requirements of a liquidity measure.
- We note that you include cash received under loan agreements (principal and interest) in Adjusted EBITDA due to differences in revenue recognition among your types of solar service agreements. It appears that the only portion of payments received under loan agreements recognized as revenue relate to the operations and maintenance services provided by you to the customer. In that regard, it is not clear why it is appropriate to include payments received for principal and interest in your determination of Adjusted EBITDA. Please tell us in more detail about the underlying economics of your solar service agreements that take the form of a loan; clarify how Adjusted EBITDA, with this adjustment, is useful in evaluate your operating performance; and how you considered Question 100.04 of the SEC's Non-GAAP Compliance and Disclosure Interpretations.

Our growth is dependent on our dealer network..., page 19

4.   Disclosure indicates that Trinity Solar, Inc. accounted for 50% and 22% of your originations for the years ended December 31, 2018 and December 31, 2017. Please file your exclusivity agreement with Trinity Solar, Inc. as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Certain of our solar energy systems are located in, and we conduct business in . . ., page 33

5.   Please revise this risk factor to disclose specifics regarding the significance of Puerto Rico to your business.

Disruption to our solar monitoring systems could negatively impact . . ., page 38

6.   We note your disclosure that your ability to accurately charge your customers for the energy produced depends on customers maintaining a cellular connection. Please revise this risk factor to explain in greater detail the cellular connection that is necessary. Please consider including corresponding disclosure in the business section.

Risk Factors

Our amended and restated bylaws and our amended and restated certificate of . . ., page 54

7.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We also note your disclosure that your new amended and restated certificate of incorporation will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note that you have conflicting disclosure about the applicability of your exclusive forum provision to the Securities Act. Please revise to clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Use of Proceeds, page 63

8.   You disclose that you intend to use a portion of the net proceeds for repayment of indebtedness. Please tell us what consideration you gave as to whether pro forma information, including pro forma earnings per share, should be provided related to the repayment of these loans. Please also address the need to provide pro forma information related to the entrance of a new working capital credit facility concurrent with the completion of this offering as disclosed on page 86. Refer to Rule 11-01(a)(8) of Regulation S-X.

9.   If any material part of the proceeds is to be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of the indebtedness other than short term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Securitizations, page 74

10.   We note you engage in securitizations of your solar energy systems. Please clarify for us and in your disclosures whether you include the associated ITC incentives as part of your securitizations. If so, please tell us and disclose your accounting policy for the sale of the ITCs.

11.   We note your reference to "cash traps." Please revise your disclosure to explain the function of cash traps, including how cash traps are used for the benefit of lenders.

Financing Arrangements, page 86

12.   Please file as exhibits to your registration statement the agreements associated with your various financing arrangements. See Item 601(b)(10) of Regulation S-K.

Contractual Obligations, page 90

13.   Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreements. As the table is aimed at increasing transparency of cash flow, we believe these types of payments should be included in the table. If you have already included these amounts, please revise your disclosure to clarify that fact. Please also disclose any assumptions used to derive estimated interest payments and estimated payments under interest rate swaps.

Developments in Energy Storage Solutions, page 99

14.   Please revise your disclosure to discuss how and why the recent developments in energy storage technology may reduce the variability of solar energy availability to your customers.

Industry Overview
Federal Tax Credits, page 100

15.   Please provide support for your statement, "Decreasing system costs and rising retail residential rates are expected to mitigate the impact of the reduced investment tax credit."

Demonstrated access to diversified funding sources, page 105

16.   Please revise to include a discussion of the various funding sources.

Stable and diversified business model, page 105

17.   Please revise to include disclosure regarding the percentage of your solar systems that are located in New Jersey, California, and Puerto Rico.

Customer Agreements, page 109

18.   Please disclose your customer default rates.

19.   We note your disclosure on page 111 regarding the situation where a customer elects to sell his or her home and the new homeowner rejects the reassignment of the customer contract. Please revise your disclosure to discuss the obligations of the customer under the agreements. Please also discuss the obligations of the customer under the agreements where the prospective purchaser does not meet the requisite credit criteria.

Competition, page 116

20.   Please revise to disclose the approximate number of companies that have a business model similar to your own.

Facilities, page 118

21.   Please file the lease agreement for your corporate headquarters as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Employment Agreements, page 125

22.   Please file the employment agreements of your named executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 134

23.   Please file as exhibits to your registration statement the agreements associated with the related party transactions that you discuss in your registration statement.

Description of Capital Stock
Registration Rights, page 141

24.   Please disclose whether there are any maximum cash penalties under the registration rights agreements, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

General, page F-1

25.   Please include interim financial statements for the period ended March 31, 2019. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Financial Statements
Consolidated Statements of Operations, page F-7

26.   We note your presentation of Gross Profit in your Consolidated Statements of Operations. Please explain to us why your Operations and maintenance expense is not included in the determination of Gross Profit.

(2) Significant Accounting Policies
Fair Value of Financial Instruments, page F-13

27.   You disclose on page F-14 that you estimate the fair values of your Easy Own notes receivable and fixed-rate long-term debt using significant unobservable inputs (Level 3). ASC 820-10-50-2(c) requires a reconciliation of the beginning and ending balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy. Please tell us where in the filing you have complied with this requirement or otherwise expand your disclosure accordingly.

Revenue, page F-14

28.   Please tell us how you considered the disclosure requirements set forth in ASC 606-10-50-13(b), which requires disclosure of the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period as well as an explanation of when you expect to recognize such revenue.

29.   We note solar renewable energy certificate (SREC) revenue represents a significant percentage of your total revenues. We further note you account for your SRECs as inventory and that you enter into forward derivative contracts related to expected production of SRECs. Please explain why you believe there are no direct or indirect costs associated with your production of SRECs that should be reflected in cost of revenues. It appears your business exists in part by virtue of government incentives and you contemplate and monitor the production of SRECs as a major component of your business.

        You may contact Jeffery R. Gordon, Staff Accountant, at (202) 551-3866 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Frank Pigott, Staff Attorney, at (202) 551-3570 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing and
                                                Construction